UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 52) *

AutoZone, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

053332102

 (CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053332102
1. Names of Reporting Persons. ESL Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,110,391
8. Shared Voting Power 0
9. Sole Dispositive Power 1,110,391 (1)
10. Shared Dispositive Power 730,893 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,284 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.7% (3)
14. Type of Reporting Person (See Instructions) PN

(1)	Includes 324,700 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(2)	Includes 210,400 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(3)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102
1. Names of Reporting Persons. ESL Institutional Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0% (1)
14. Type of Reporting Person (See Instructions) PN

(1)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102
1. Names of Reporting Persons. RBS Investment Management, L.L.C.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0% (1)
14. Type of Reporting Person (See Instructions) 00

(1)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102
1. Names of Reporting Persons. Tynan, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,055
8. Shared Voting Power 0
9. Sole Dispositive Power 4,055 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,055 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0% (2)
14. Type of Reporting Person (See Instructions) 00

(1)	Includes 1,500 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(2)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102
1. Names of Reporting Persons. RBS Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,110,391
8. Shared Voting Power 0
9. Sole Dispositive Power 1,110,391 (1)
10. Shared Dispositive Power 730,893 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,284 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.7% (3)
14. Type of Reporting Person (See Instructions) PN

(1)	Includes 324,700 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(2)	Includes 210,400 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(3)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102
1. Names of Reporting Persons. ESL Investments, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,110,391
8. Shared Voting Power 0
9. Sole Dispositive Power 1,110,391 (1)
10. Shared Dispositive Power 730,893 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,284 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.7% (3)
14. Type of Reporting Person (See Instructions) CO

(1)	Includes 324,700 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(2)	Includes 210,400 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(3)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102
1. Names of Reporting Persons. Edward S. Lampert
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,862,952
8. Shared Voting Power 0
9. Sole Dispositive Power 1,145,960 (1)
10. Shared Dispositive Power 730,893 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,876,853 (1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.8% (3)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes 333,600 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(2)	Includes 210,400 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(3)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No. 053332102
1. Names of Reporting Persons. William C. Crowley
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 13,901
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,901 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,901 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0% (2)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes 1,900 shares of common stock that are subject to covered call options, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.

(2)
Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

This Amendment No. 52 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoZone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 52 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below. Partners, Institutional, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.” Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Filing Persons are filing this Amendment No. 52 to report recent open-market sales of securities of the Issuer that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.  The disposition of the securities of the Issuer by the Filing Persons was an investment decision based upon the Filing Persons’ determination of several factors, including, without limitation, the market price for such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of April 24, 2012, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	1,841,284	4.7%	1,110,391	0	1,110,391	730,893 (7)
ESL Institutional Partners, L.P.	0	0.0%	0	0	0	0
RBS Investment Management, L.L.C.	0	0.0%	0	0	0	0
Tynan, LLC	4,055	0.0%	4,055	0	4,055	0
RBS Partners, L.P.	1,841,284	4.7%	1,110,391 (2)	0	1,110,391 (2)	730,893 (7)
ESL Investments, Inc.	1,841,284	4.7%	1,110,391 (3)	0	1,110,391 (3)	730,893 (7)
Edward S. Lampert	1,876,853 (1)	4.8%	1,862,952 (4)	0	1,145,960 (6)	730,893 (7)
William C. Crowley	13,901	0.0%	13,901 (5)	0	0	13,901 (5)

(1)           This number consists of 1,110,391 Shares held by Partners, 4,055 Shares held by Tynan, 9,846 Shares held by Mr. Crowley, 716,992 Shares held directly by Mr. Lampert and 35,569 Shares held by The Lampert Foundation (formerly known as the Edward and Kinga Lampert Foundation).  Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments.  Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by, The Lampert Foundation.

(2)           This number consists of 1,110,391 Shares held by Partners.  RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.

(3)           This number consists of 1,110,391 Shares held by Partners.  Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.

(4)           This number consists of 1,110,391 Shares held by Partners, 716,992 Shares held directly by Mr. Lampert and 35,569 Shares held by The Lampert Foundation (formerly known as the Edward and Kinga Lampert Foundation). Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments.  Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by, The Lampert Foundation.

(5)           This number consists of 4,055 Shares held by Tynan and 9,846 Shares held by Mr. Crowley.  In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days and are not reflected in the table above, to purchase 3,000 Shares.  Mr. Crowley is the manager of, and may be deemed to indirectly beneficially own securities owned by, Tynan.

(6)           This number consists of 1,110,391 Shares held by Partners and 35,569 Shares held by The Lampert Foundation.  Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments.  Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by, The Lampert Foundation.

(7)           This number consists of 4,055 Shares held by Tynan, 9,846 Shares held by Mr. Crowley and 716,992 Shares held by Mr. Lampert. Partners has entered into letter agreements with Messrs. Lampert and Crowley that restrict the purchase and sale of securities owned by Messrs. Lampert and Crowley and may be deemed to have shared dispositive power over, and indirectly beneficially own securities owned by, Messrs. Lampert and Crowley.

(c)           Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since the filing date of the last Amendment to Schedule 13D filed by the Filing Persons.

(d)           Not applicable.

(e)           On April 20, 2012, each of the Filing Persons ceased to be the beneficial owner of more than five percent of the class of securities covered by this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2012	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
Name:	Adrian J. Maizey
Title:	Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey
Name:	Adrian J. Maizey
Title:	Chief Financial Officer

TYNAN, LLC

By:	/s/ William C. Crowley
Name:	William C. Crowley
Title:	Manager

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey
Name:	Adrian J. Maizey
Title:	Chief Financial Officer

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey
Name:	Adrian J. Maizey
Title:	Chief Financial Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

WILLIAM C. CROWLEY

By:	/s/ William C. Crowley

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1
Letter Agreement, dated as of October 10, 2000, entered into by and among ESL Investments, Inc. and AutoZone, Inc. (incorporated by reference to Exhibit 1 to the Amendment to Schedule 13D filed on October 11, 2000).

99.2
Underwriting Agreement, dated October 31, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on November 3, 2003).

99.3	Agreement, dated as of June 25, 2008, between AutoZone, Inc. and ESL Investments, Inc. (incorporated by reference to Exhibit 3 to the Amendment to Schedule 13D filed on June 26, 2008).
99.4	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).
99.5	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Amendment to Schedule 13D filed on June 2, 2010).
99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Amendment to Schedule 13D filed on March 29, 2012).

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTOZONE, INC.

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
ESL Partners, L.P.	4/12/2012	Open Market Sales	31,317	$ 379.15 (1)
ESL Partners, L.P.	4/13/2012	Open Market Sales	2,779	$ 379.71 (2)
ESL Partners, L.P.	4/13/2012	Open Market Sales	17,147	$ 382.12 (3)
ESL Partners, L.P.	4/13/2012	Open Market Sales	119	$ 382.56
ESL Partners, L.P.	4/16/2012	Open Market Sales	4,422	$ 381.11 (4)
ESL Partners, L.P.	4/16/2012	Open Market Sales	1,019	$ 381.94 (5)
ESL Partners, L.P.	4/16/2012	Open Market Sales	1,198	$ 383.04 (6)
ESL Partners, L.P.	4/17/2012	Open Market Sales	36,840	$ 380.05 (7)
ESL Partners, L.P.	4/17/2012	Open Market Sales	24,899	$ 381.40 (8)
ESL Partners, L.P.	4/17/2012	Open Market Sales	298	$ 382.44 (9)
ESL Partners, L.P.	4/17/2012	Open Market Sales	60	$ 383.06
ESL Partners, L.P.	4/18/2012	Open Market Sales	27,675	$ 379.92 (10)
ESL Partners, L.P.	4/18/2012	Open Market Sales	409	$ 380.82 (11)
ESL Partners, L.P.	4/19/2012	Open Market Sales	41,412	$ 380.49 (12)
ESL Partners, L.P.	4/19/2012	Open Market Sales	23,720	$ 381.18 (13)
ESL Partners, L.P.	4/19/2012	Open Market Sales	654	$ 382.04
ESL Partners, L.P.	4/20/2012	Open Market Sales	52,641	$ 381.40 (14)
ESL Partners, L.P.	4/20/2012	Open Market Sales	47,885	$ 382.04 (15)

ESL Institutional Partners, L.P.	4/12/2012	Open Market Sales	9	$ 379.15 (1)
ESL Institutional Partners, L.P.	4/13/2012	Open Market Sales	1	$ 379.71 (2)
ESL Institutional Partners, L.P.	4/13/2012	Open Market Sales	5	$ 382.12 (3)
ESL Institutional Partners, L.P.	4/16/2012	Open Market Sales	1	$ 381.11 (4)
ESL Institutional Partners, L.P.	4/16/2012	Open Market Sales	1	$ 381.94 (5)
ESL Institutional Partners, L.P.	4/17/2012	Open Market Sales	11	$ 380.05 (7)
ESL Institutional Partners, L.P.	4/17/2012	Open Market Sales	7	$ 381.40 (8)
ESL Institutional Partners, L.P.	4/18/2012	Open Market Sales	362	$ 379.92 (10)
ESL Institutional Partners, L.P.	4/18/2012	Open Market Sales	5	$ 380.82 (11)

Edward S. Lampert	4/12/2012	Open Market Sales	20,601	$ 379.15 (1)
Edward S. Lampert	4/13/2012	Open Market Sales	1,805	$ 379.71 (2)
Edward S. Lampert	4/13/2012	Open Market Sales	11,138	$ 382.12 (3)
Edward S. Lampert	4/13/2012	Open Market Sales	77	$ 382.56
Edward S. Lampert	4/16/2012	Open Market Sales	2,789	$ 381.11 (4)
Edward S. Lampert	4/16/2012	Open Market Sales	642	$ 381.94 (5)
Edward S. Lampert	4/16/2012	Open Market Sales	756	$ 383.04 (6)
Edward S. Lampert	4/17/2012	Open Market Sales	23,831	$ 380.05 (7)
Edward S. Lampert	4/17/2012	Open Market Sales	16,107	$ 381.40 (8)
Edward S. Lampert	4/17/2012	Open Market Sales	193	$ 382.44 (9)
Edward S. Lampert	4/17/2012	Open Market Sales	38	$ 383.06
Edward S. Lampert	4/18/2012	Open Market Sales	18,244	$ 379.92 (10)

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
Edward S. Lampert	4/18/2012	Open Market Sales	269	$ 380.82 (11)
Edward S. Lampert	4/19/2012	Open Market Sales	26,704	$ 380.49 (12)
Edward S. Lampert	4/19/2012	Open Market Sales	15,295	$ 381.18 (13)
Edward S. Lampert	4/19/2012	Open Market Sales	421	$ 382.04
Edward S. Lampert	4/20/2012	Open Market Sales	33,911	$ 381.40 (14)
Edward S. Lampert	4/20/2012	Open Market Sales	30,846	$ 382.04 (15)

The Lampert Foundation	4/12/2012	Open Market Sales	1,011	$ 379.15 (1)
The Lampert Foundation	4/13/2012	Open Market Sales	89	$ 379.71 (2)
The Lampert Foundation	4/13/2012	Open Market Sales	551	$ 382.12 (3)
The Lampert Foundation	4/13/2012	Open Market Sales	4	$ 382.56
The Lampert Foundation	4/16/2012	Open Market Sales	141	$ 381.11 (4)
The Lampert Foundation	4/16/2012	Open Market Sales	32	$ 381.94 (5)
The Lampert Foundation	4/16/2012	Open Market Sales	38	$ 383.04 (6)
The Lampert Foundation	4/17/2012	Open Market Sales	1,181	$ 380.05 (7)
The Lampert Foundation	4/17/2012	Open Market Sales	798	$ 381.40 (8)
The Lampert Foundation	4/17/2012	Open Market Sales	10	$ 382.44 (9)
The Lampert Foundation	4/17/2012	Open Market Sales	2	$ 383.06
The Lampert Foundation	4/18/2012	Open Market Sales	899	$ 379.92 (10)
The Lampert Foundation	4/18/2012	Open Market Sales	13	$ 380.82 (11)
The Lampert Foundation	4/19/2012	Open Market Sales	1,326	$ 380.49 (12)
The Lampert Foundation	4/19/2012	Open Market Sales	759	$ 381.18 (13)
The Lampert Foundation	4/19/2012	Open Market Sales	21	$ 382.04
The Lampert Foundation	4/20/2012	Open Market Sales	1,685	$ 381.40 (14)
The Lampert Foundation	4/20/2012	Open Market Sales	1,532	$ 382.04 (15)

Tynan, LLC	4/12/2012	Open Market Sales	124	$ 379.15 (1)
Tynan, LLC	4/13/2012	Open Market Sales	11	$ 379.71 (2)
Tynan, LLC	4/13/2012	Open Market Sales	68	$ 382.12 (3)
Tynan, LLC	4/16/2012	Open Market Sales	17	$ 381.11 (4)
Tynan, LLC	4/16/2012	Open Market Sales	4	$ 381.94 (5)
Tynan, LLC	4/16/2012	Open Market Sales	5	$ 383.04 (6)
Tynan, LLC	4/17/2012	Open Market Sales	145	$ 380.05 (7)
Tynan, LLC	4/17/2012	Open Market Sales	98	$ 381.40 (8)
Tynan, LLC	4/17/2012	Open Market Sales	1	$ 382.44 (9)
Tynan, LLC	4/18/2012	Open Market Sales	110	$ 379.92 (10)
Tynan, LLC	4/18/2012	Open Market Sales	2	$ 380.82 (11)
Tynan, LLC	4/19/2012	Open Market Sales	162	$ 380.49 (12)
Tynan, LLC	4/19/2012	Open Market Sales	93	$ 381.18 (13)
Tynan, LLC	4/19/2012	Open Market Sales	3	$ 382.04
Tynan, LLC	4/20/2012	Open Market Sales	206	$ 381.40 (14)
Tynan, LLC	4/20/2012	Open Market Sales	188	$ 382.04 (15)

WCC 2010 GRAT IV	4/12/2012	Open Market Sales	63	$ 379.15 (1)
WCC 2010 GRAT IV	4/13/2012	Open Market Sales	6	$ 379.71 (2)
WCC 2010 GRAT IV	4/13/2012	Open Market Sales	35	$ 382.12 (3)

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
WCC 2010 GRAT IV	4/16/2012	Open Market Sales	10	$ 381.11 (4)
WCC 2010 GRAT IV	4/16/2012	Open Market Sales	2	$ 381.94 (5)
WCC 2010 GRAT IV	4/16/2012	Open Market Sales	3	$ 383.04 (6)
WCC 2010 GRAT IV	4/17/2012	Open Market Sales	75	$ 380.05 (7)
WCC 2010 GRAT IV	4/17/2012	Open Market Sales	51	$ 381.40 (8)
WCC 2010 GRAT IV	4/17/2012	Open Market Sales	1	$ 382.44 (9)
WCC 2010 GRAT IV	4/18/2012	Open Market Sales	337	$ 379.92 (10)
WCC 2010 GRAT IV	4/18/2012	Open Market Sales	5	$ 380.82 (11)
WCC 2010 GRAT IV	4/19/2012	Open Market Sales	74	$ 380.49 (12)
WCC 2010 GRAT IV	4/19/2012	Open Market Sales	42	$ 381.18 (13)
WCC 2010 GRAT IV	4/19/2012	Open Market Sales	1	$ 382.04
WCC 2010 GRAT IV	4/20/2012	Open Market Sales	97	$ 381.40 (14)
WCC 2010 GRAT IV	4/20/2012	Open Market Sales	88	$ 382.04 (15)

(1)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $379.10 to $379.32 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(2)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $379.50 to $380.18 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(3)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $381.50 to $382.43 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff,  full information regarding the number of Shares sold at each price.

(4)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $380.80 to $381.79 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff,  full information regarding the number of Shares sold at each price.

(5)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $381.91 to $382.00 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(6)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $383.00 to $383.17 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(7)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $380.00 to $380.95 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff,  full information regarding the number of Shares sold at each price.

(8)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $381.00 to $381.82 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(9)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $382.00 to $382.88 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(10)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $379.50 to $380.26 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(11)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $380.77 to $381.01 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(12)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $380.00 to $380.99 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(13)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $381.00 to $381.99 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(14)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $381.00 to $381.99 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(15)
This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $382.00 to $382.62 per Share.  The Filing Person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.